Exhibit 5.1

July 31, 2024
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas  75070
Re: 8.375% Fixed-to-Floating Rate Subordinated Notes due 2034
Ladies and Gentlemen:
I am the Executive Vice President, Chief Legal Officer of Independent Bank Group, Inc., a Texas corporation (the “Company”), in connection with the issuance and sale by the Company to the Underwriters (as defined below) of $175,000,000 aggregate principal amount of 8.375% Fixed-to-Floating Rate Subordinated Notes due 2034 (the “Notes”), pursuant to the Underwriting Agreement, dated as of July 29, 2024 (the “Underwriting Agreement”), by and among the Company, Keefe, Bruyette & Woods, Inc. and U.S. Bancorp Investments, Inc. (the “Underwriters”).  The Notes were issued by the Company pursuant to an Indenture between the Company, as issuer, and Computershare Trust Company, National Association, as successor in interest to Wells Fargo Bank, National Association, as the trustee (the “Trustee”), dated as of June 25, 2014 (the “Base Indenture”), as amended and supplemented by the Fourth Supplemental Indenture, dated as of July 31, 2024 (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”, and the Indenture together with the Underwriting Agreement and the Notes, the “Transaction Documents”).
The Notes were registered under the Securities Act of 1933, as amended (the “Act”), pursuant to the Registration Statement on Form S-3 (File No. 333-272553) filed by the Company under the Act with the Securities and Exchange Commission (the “Commission”), on June 9, 2023 (the “Registration Statement”).  On July 29, 2024, the Company filed with the Commission a Prospectus Supplement dated July 29, 2024 related to the Notes (the “Prospectus”) describing the final terms of the Notes pursuant to Rule 424(b)(5) of the Act.
I have relied, to the extent I deem proper, on (i) guidance of the Staff of the Commission and (ii) oral and written representations and certificates or comparable documents of responsible officers and representatives of the Company, as well as upon certificates or other written statements from public officials.  I have further assumed, to the extent I deem proper, the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me or members of my staff as originals and the conformity to original documents of all documents submitted to me or members of my staff as copies and the authenticity of the originals of such copies.

I am a member of the Bar of the State of Texas, and I have not considered, and I express no opinion as to, the laws of any jurisdiction other than the Texas Business Organizations Code (including all applicable provisions of the Texas Constitution of such jurisdiction and reported judicial decisions interpreting the foregoing), in each case as in effect on the date hereof (the “Relevant Laws”).  Without limiting the generality of the foregoing definition of Relevant Laws, the term “Relevant Laws” does not include any law, rule or regulation that is applicable to the Company or the Transaction Documents or such transactions solely because such law, rule or regulation is applicable to or is part of a regulatory regime applicable to any party to any of the Transaction Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.
The opinions and other matters set forth herein are subject to the following qualifications and comments:
(a) I have assumed that (i) each signatory to the Transaction Documents (except the Company) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all the necessary power and authority under applicable federal, state and foreign law to enter into each such agreement and perform its respective obligations thereunder; (ii) the Transaction Documents have been duly authorized, executed and delivered by each signatory thereto (except the Company); (iii) the Transaction Documents represent the valid and binding obligation of each signatory thereto (except the Company), enforceable against such party in accordance with its terms; (iv) the Notes have been executed, authenticated, issued, delivered and paid for in accordance with the Indenture and the Underwriting Agreement; (v) all of the representations and warranties contained in the Transaction Documents, with respect to factual (but not legal) matters, are accurate, true and correct; (vi) each of the parties thereto have complied and will comply with all terms (including the covenants) contained in the Transaction Documents; (vii) the execution and delivery of the Transaction Documents and the performance and consummation of the transactions contemplated by the Transaction Documents by each of the signatories thereto will not violate, conflict with or result in a breach of, or require any consent under, the charters, by-laws or equivalent organizational documents of any such party (except the Company); (viii) the execution, delivery and performance by each party of its obligations under the Transaction Documents will comply with generally applicable laws (excepting the Relevant Laws (as defined above) as such laws apply to the Company), and with any requirement or restriction imposed by any order, writ, judgment, injunction, decree, determination or award of any regulatory agency or other governmental entity having jurisdiction over it or any of its assets; and (ix) the Notes have been duly authenticated and delivered by the Trustee in accordance with the requirements of the Indenture.
(b) My opinion is subject to the effect of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally; (ii) the application of general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether enforcement is considered in proceedings at law or in equity; (iii) the application of public policy, including with respect to rights to indemnity and contribution; and (iv) 12 U.S.C. § 1818(b)(6)(D) (or any successor statute or similar state law) and similar bank regulatory powers.

(c) The provisions of the Transaction Documents that permit any party thereto to take action or make determinations, or to benefit from indemnities and similar undertakings of any party to such agreements, may be subject to the requirement that such action be taken or such determinations be made, and any action or inaction by such party that may give rise to a request for payment under such an undertaking be taken or not taken, on a reasonable basis and in good faith, and may also be subject to public policy and equitable limitations.
(d) I express no opinion as to the validity or enforceability of (i) any indemnification or contribution provisions of the Transaction Documents to the extent they purport to relate to liabilities resulting from or based upon a party’s own negligence, recklessness, willful misconduct or intentional malfeasance or any violation of federal or state securities or “Blue Sky” laws; (ii) any provisions of the Transaction Documents relating to delay or omission of enforcement of rights or remedies, waivers of defenses, waivers of notices, or waivers of benefits of usury, appraisement, valuation, stay, extension, moratorium, redemption, statutes of limitation or other non-waivable benefits bestowed by operation of law; or (iii) any exculpation clauses, clauses relating to releases of unmatured claims, clauses purporting to waive unmatured rights, severability clauses, or clauses similar in substance or nature to those expressed in the foregoing clause (ii) or this clause (iii).
(e) I express no opinion as to effect of the laws of any jurisdiction wherein any holder of the Notes may be located which limit rates of interest that may be charged or collected by such holder.
(f) I express no opinion with respect to the lawfulness or enforceability of (i) broadly or vaguely stated waivers or waivers of rights granted by law where such waivers are against public policy or prohibited by law; (ii) the enforceability of confession of judgment provisions; (iii) the enforceability of provisions imposing penalties, liquidated damages or other economic remedies; (iv) any provisions in the Transaction Documents which subject the Company to any claim for deficiency resulting from a judgment being rendered in a currency other than the currency called for in the Transaction Documents; or (v) the effect of any provision of the Transaction Documents which is intended to permit modification thereof only by means of an agreement in writing signed by the parties thereto.
(g) I express no opinion as to (i) whether a federal or state court outside of the State of Texas would give effect to the choice of Texas law provided for in the Transaction Documents; (ii) provisions of the Transaction Documents that relate to subject matter jurisdiction of any federal court in the United States of America to adjudicate any controversy relating to the Transaction Documents, or the transactions contemplated thereby; (iii) any waiver of objections to venue, inconvenient forum, or the like, set forth in the Transaction Documents; (iv) the waiver of jury trial set forth in the Transaction Documents; (v) the effect (if any) of any law of any jurisdiction (except the State of Texas) in which any enforcement of the Transaction Documents may be sought; or (vi) any provisions of any Transaction Document that purports to provide for a rate of interest after judgment.
(h) I express no opinion with respect to any provisions of the Transaction Documents insofar as they purport to create rights of set-off.

(i) I express no opinion as to the effect of Section 210(p) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
(j) I express no opinion as to the validity, legally binding effect or enforceability of any provision in the Transaction Documents that requires or relates to adjustments to the settlement rate in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or forfeiture.
Subject to and based upon the foregoing, and subject to the assumptions, exceptions, limitations, qualifications and comments stated herein, I am of the opinion that the Notes are valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.
This letter speaks only as of its date and is delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.  I hereby consent to the filing of a copy of this opinion letter as an exhibit to the Company’s Current Report on Form 8-K, filed on the date hereof, and to the use of my name in the Prospectus forming a part of the Registration Statement under the caption “Legal Matters.”  In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act.
Very truly yours,
INDEPENDENT BANK GROUP, INC.

/s/ Ankita Puri
Ankita Puri
Executive Vice President and Chief Legal Officer